UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI HVAC ENTERPRISES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
READING, PA 19612

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016	3

Notes to Financial Statements	4 - 9

Schedule H, Line Item 4(i) — Schedule of Assets (Held at End of Year)	10

Exhibit 23

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Participants of
the UGI HVAC Enterprises, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UGI HVAC Enterprises, Inc. Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morison Cogen LLP

We have served as the Plan’s auditor since 2003.

Blue Bell, Pennsylvania
June 22, 2018

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS:
Investments (Note 3)	$18,600,064	$16,056,244
Notes receivable from participants	260,067	225,648
Total assets	18,860,131	16,281,892
LIABILITIES:
Accrued administrative expenses	4,645	3,840
Excess contributions payable	3,847	—
Total liabilities	8,492	3,840
Net assets available for benefits	$18,851,639	$16,278,052
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2017	2016
Additions:
Participants’ contributions	$689,185	$581,696
Employers’ contributions	225,881	191,226
Participants’ rollover contributions	77,207	—
Investment income:
Dividends and interest	195,392	185,239
Net appreciation in value of investments	2,378,004	1,675,125
Net transfers of participants’ balances	92,860	—
Interest on notes receivable from participants	10,534	8,483
Deductions:
Distributions to participants	(1,075,457)	(1,768,460)
Net transfers of participants’ balances	—	(268,806)
Administrative fees	(20,019)	(18,392)
Net increase	2,573,587	586,111
Net assets available for benefits — beginning of year	16,278,052	15,691,941
Net assets available for benefits — end of year	$18,851,639	$16,278,052
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the UGI HVAC Enterprises, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2017 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan which covers employees of UGI HVAC Enterprises, Inc. (the “Company”) and certain affiliated companies (collectively, “the Employers”). The Company is a wholly owned subsidiary of UGI Enterprises, Inc. (“Enterprises”). Enterprises is a wholly owned subsidiary of UGI Corporation (“UGI”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Pension Committee of the Board of Directors of UGI Utilities, Inc., a wholly owned subsidiary of UGI.
Contributions and Participant Accounts. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount ranging from 1% to 50%, in whole percentages, of eligible compensation. Effective April 1, 2017, all employees hired on or after such date will be automatically enrolled in the Plan at 3% of eligible compensation. Upon notification of automatic enrollment, such employees may elect (1) another contribution percentage; (2) to make Roth Contributions; or (3) to not contribute entirely. During the 2017 and 2016 Plan Years, a participant may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Effective January 1, 2018, all participants may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 30%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For both the 2017 and 2016 Plan Years, the IRC before-tax contribution limit was $18,000. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Company (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age before the end of the calendar year and must be contributing the IRC or Plan limit. The maximum catch-up contribution for both the 2017 and 2016 Plan Years was $6,000. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

Generally, for each pay period during a Plan year, the Employers may, at their discretion, make a contribution to the Plan equal to 50% of participant before-tax and after-tax contributions, up to a total of 5% of compensation (as defined in the Plan document) for each participant who has made before-tax and/or after-tax contributions.
A participant is immediately fully vested in the portion of his or her account attributable to participant contributions as well as matching contributions made by the Employers.
Effective April 30, 2018, a participant may convert all of his or her non-Roth amounts in his or her vested account balance, other than qualified nonelective contributions, rollover contributions and predecessor account contributions, to a Roth In-Plan Conversion account. All amounts in the Roth In-Plan Conversion account retain the same distribution restrictions, withdrawal rights and characteristics that applied to the amounts prior to conversion.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, collective trust funds, a collective investment trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. During the 2017 and 2016 Plan Years, participants generally could transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The default investment fund under the Plan is the age appropriate Vanguard Target Retirement collective trust fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below).
Effective January 10, 2018, investments in the UGI Common Stock Fund are limited to 25% of a participant's account balance. If a participant's investment in the UGI Common Stock Fund exceeded 25% of the participant's account balance on January 10, 2018, the participant was not required to reduce such investment in the UGI Common Stock Fund.
Distributions. The Plan benefit of a participant who terminates employment for any reason other than death shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age (as defined in the Plan document) or age 70 1/2 unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant's death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her Voluntary Participant Contribution Account attributable to after-tax contributions, as defined in the Plan document. However, the withdrawal must be in an amount of at least $500.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.
Through April 1, 2017, active employees who reached age 59 1/2 could elect an in-service withdrawal in the amount of at least $1,000. Effective April 1, 2017, the minimum withdrawal amount for active employees who reach age 59 1/2 is the lesser of $1,000 or the balance of the participant's account. Additionally, effective April 1, 2017, a participant is permitted to make up to four withdrawals per Plan Year provided that each withdrawal meets the minimum withdrawal requirement noted above. A participant may withdraw up to 100% of the balance of his or her Rollover Account, as defined in the Plan document, at any time.
Notes Receivable from Participants. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (a) 50% of a participant’s Salary Deferral Account, Roth Contribution Account, Rollover Account and effective April 1, 2017, vested amounts in the Matching Contribution Account, or (b) $50,000 less the highest balance of all loans during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Effective April 30, 2018, loans will also be permissible from amounts in a participant's Roth In-Plan Conversion account attributable to salary deferrals, rollover contributions and related earnings on these accounts.

Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the plan fees described below, the Employers currently pay such expenses. During the periods covered by the financial statements, each active Plan account was assessed a quarterly recordkeeping fee of $15.00. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund and collective trust fund expenses are paid to fund managers from mutual fund or collective trust fund assets.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

2.	Accounting Policies

Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the record date. Net appreciation includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan and the UGI Utilities, Inc. Savings Plan, which are affiliated plans.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowances for credit losses have been recorded as of December 31, 2017 and 2016.
Excess contributions payable. Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to participants' contributions. The Plan distributed the 2017 excess contributions to the applicable participants prior to March 15, 2018.

Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.	Fair Value Measurements
The Plan performs fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement, are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

•
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock Fund: Consists principally in shares of UGI Corporation Common Stock as well as temporary cash investments. UGI Common Stock in the fund is valued at the closing price reported on the active market on which the individual securities are traded. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in a fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the UGI Common Stock Fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

be given priority over exchanges with other funds. The Plan trustee purchases shares of UGI Corporation Common Stock on the open market.

Effective as of the market close on January 10, 2018, the UGI Common Stock fund was converted to a real-time traded stock fund.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

Collective investment trust fund: Valued at the net asset value ("NAV") of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. As the collective investment trust fund uses NAV as a practical expedient, the value of the trust is excluded from the fair value hierarchy and is presented in "Other" in the table below.

Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

As previously mentioned, at December 31, 2017 and 2016, the Plan held investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts. As the Vanguard Trusts use NAV as a practical expedient, the values of the Vanguard Trusts are excluded from the fair value hierarchy and are presented in "Other" in the table below.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2017 and 2016:

	December 31, 2017
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Other[1]	Total
Mutual funds	$5,785,061	$—	$—	$—	$5,785,061
UGI Common Stock fund	2,621,900	—	—	—	2,621,900
Brokerage Link	186,027	—	—	—	186,027
Common collective trusts	—	—	—	8,024,462	8,024,462
Collective investment trust	—	—	—	1,982,614	1,982,614
Total investments measured at fair value	$8,592,988	$—	$—	$10,007,076	$18,600,064

	December 31, 2016
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Other[1]	Total
Mutual funds	$5,100,304	$—	$—	$—	$5,100,304
UGI Common Stock fund	2,653,065	—	—	—	2,653,065
Brokerage Link	151,360	—	—	—	151,360
Common collective trusts	—	—	—	6,614,543	6,614,543
Collective investment trust	—	—	—	1,536,972	1,536,972
Total investments measured at fair value	$7,904,729	$—	$—	$8,151,515	$16,056,244

1 Assets measured at NAV and therefore excluded from the fair value hierarchy.

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017 and 2016, respectively:

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts	$8,024,462	n/a	Daily	30 days
Collective investment trust	$1,982,614	n/a	Daily	30 days

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts	$6,614,543	n/a	Daily	30 days
Collective investment trust	$1,536,972	n/a	Daily	30 days

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Federal Income Tax Status
In November 2014, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan as amended through January 16, 2014 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
EIN # 51-0375688, PLAN # 001
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2017
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity U.S. Bond Index Fund Institutional Class (1)	35,975 shrs	$418,301	$416,953
Fidelity International Index Fund Institutional Class (1)	11,346 shrs	377,318	489,910
T. Rowe Price Equity Income Fund	12,263 shrs	347,341	408,850
PIMCO Total Return Fund Institutional Class	2,753 shrs	28,619	28,274
American Funds EuroPacific Growth Fund Class R-6	271 shrs	13,380	15,195
Glenmede Small Cap Equity Portfolio Institutional Class	1,091 shrs	27,710	34,459
Vanguard Institutional Index Fund Institutional Class	8,358 shrs	1,121,691	2,034,881
Vanguard Federal Money Market Fund	986,390 shrs	986,390	986,390
Vanguard Extended Market Index Fund Institutional Class	16,167 shrs	669,794	1,370,149
Total Mutual Funds		3,990,544	5,785,061
Assets in Fidelity Brokerage Link Accounts (1)	Various (3)	154,409	186,027
Common Collective Trusts:
Vanguard Retirement Savings Trust III	294,564 shrs	294,564	294,564
Vanguard Target Retirement Income Trust II	4,856 shrs	144,195	164,958
Vanguard Target Retirement 2015 Trust II	28,177 shrs	729,571	914,059
Vanguard Target Retirement 2020 Trust II	14,058 shrs	401,596	462,790
Vanguard Target Retirement 2025 Trust II	64,601 shrs	1,660,850	2,125,358
Vanguard Target Retirement 2030 Trust II	10,307 shrs	274,200	336,739
Vanguard Target Retirement 2035 Trust II	68,162 shrs	1,707,997	2,261,621
Vanguard Target Retirement 2040 Trust II	7,000 shrs	196,940	239,765
Vanguard Target Retirement 2045 Trust II	24,784 shrs	652,594	854,047
Vanguard Target Retirement 2050 Trust II	6,132 shrs	177,237	212,224
Vanguard Target Retirement 2055 Trust II	1,709 shrs	67,401	79,216
Vanguard Target Retirement 2060 Trust II	2,123 shrs	64,966	77,581
Vanguard Target Retirement 2065 Trust II	69 shrs	1,516	1,540
Total Common Collective Trusts		6,373,627	8,024,462
Collective Investment Trust:
Fidelity Growth Company Commingled Pool (1)	104,184 shrs	1,334,349	1,982,614
UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	48,863 shrs	2,626,003	2,608,315
Dividends receivable	$13,585	13,585	13,585
		2,639,588	2,621,900
Participant Loans:
Loan principal outstanding (4.25% – 9.00%) (1) (2)		260,067	260,067
Total — all funds		$14,752,584	$18,860,131

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2017.

(3)	Various investments including registered investment company funds, money market funds and cash.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI HVAC Enterprises, Inc. Savings Plan

Date June 22, 2018	By:	/s/ Deanna Koppenhofer
	Name:	Deanna Koppenhofer
	Title:	Vice President - Human Resources
of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Morison Cogen LLP